VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

November 26, 2021	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Christopher Dunham and James Lopez, Division of Corporate Finance, Office of Real Estate & Construction

Re:	Gores Metropoulos II, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed October 29, 2021

File No. 333-257726

Dear Messrs. Dunham and Lopez:

This letter is sent on behalf of Gores Metropoulos II, Inc. (the “Company”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated November 18, 2021 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Company today filed with the Commission Amendment No. 5 to the Registration Statement on Form S-4 (“Amendment No. 5”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment No. 4 to Registration Statement on Form S-4 filed on October 29, 2021

General

1.

Comment: Please revise your Summary and where appropriate to highlight the material differences in the terms and price of securities issued at the time of the IPO as compared to the New PIPE Investment at the time of the business combination, as well as your Sponsor’s participation in the New PIPE Investment. Please also revise to clarify any interplay between

Messrs. Dunham and Lopez November 26, 2021 Page 2

the Sponsor’s participation in the Existing PIPE, New PIPE, and Additional Sponsor Commitment, as well as the Share Surrender Agreement. Please also revise your discussion of Related Agreements beginning on page 49 to compare the Sponsor’s participation in the New PIPE Investment with its proportion of the Existing PIPE Investment, as amended, assuming that your Sponsor syndicates up to 4,000,000 of its shares under the Existing PIPE Investment, as you currently expect. Please also disclose the reason for the reduced aggregate amount of the New PIPE Investment and the Additional Sponsor Commitment, from the amount assumed by Moelis in its fairness opinion dated October 19, 2021, as well as the Sponsor’s increased level of participation in the Existing PIPE Investment by virtue of the Existing Subscription Amendment.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure (i) in the explanatory note and in the letter to stockholders of the Company, as well as on pages 28-29, 66, 120, 159, 215 and 297, to reflect the purchase price of securities issued in the Existing PIPE Investment as compared to the New PIPE Investment, including the Sponsor’s participation in the New PIPE Investment, and the Additional Sponsor Commitment, (ii) on pages 50-52 and 256-258 to reflect the Sponsor’s participation in the Existing PIPE, New PIPE and Additional Sponsor Commitment and comparing the Sponsor’s participation in the New PIPE Investment with its proportion of the Existing PIPE Investment, as amended; (however, the Company respectfully advises the Staff that, due to Sponsor’s right to assign the all of its shares to be purchased in the PIPE Investments, the Company cannot present a purchase price assuming the assignment of all such shares, as the purchase price in that case would be zero), (iii) on pages 50, 52, 256 and 258 to disclose the Share Surrender Agreement and the potential impact on Sponsor’s ownership when considered in connection with the shares Sponsor will purchase in the PIPE Investments, (iv) on pages 64 and 191 to disclose the reason for the reduced aggregate amount of the New PIPE Investment and Additional Sponsor Commitment from the amount assumed by Moelis in its fairness opinion dated October 19, 2021 and (v) on pages 50-52 and 256-258, to disclose the reason for the Sponsor’s increased level of participation in the Existing PIPE Investment by virtue of the Existing Subscription Amendment. The Company has also revised the disclosure throughout Amendment No. 5 to clarify that the Sponsor has the right to assign 4,000,000 shares to be purchased under the Existing PIPE Investment, 310,500 shares to be assumed by the Sponsor in the Existing PIPE Investment, 2,789,413 shares to be purchased by the Sponsor in the New PIPE Investment and 709,711 shares to be purchased by the Sponsor in the Additional Sponsor Commitment.

2.

Comment: We note your revisions related to the Delayed Draw Note Term Sheet between Sonder and certain PIPE Investors, which contemplates the sale of an aggregate of $220 million in principal amount of delayed draw subordinated secured notes, as well as the additional issuance of additional warrants to purchase up to 3,300,000 shares of the Post-Combination Company’s Common Stock that may be issued “within three days of the closing of the Business Combination.” We also note that Amendment No. 1 to the Agreement and

Messrs. Dunham and Lopez November 26, 2021 Page 3

Plan of Merger contemplates a delayed draw note purchase agreement or similar, as well as Sonder’s intent to close the Delayed Draw Note Purchase Agreement in the fourth quarter of 2021. Please revise your Summary to disclose the material terms of the Delayed Draw Note Term Sheet, Notes, and Warrants. For example only, please disclose the manner in which the Delayed Draw Warrants may be exercised, as well as whether the trading price of the Post-Combination Company may impact the terms of any issuances of Common Stock underlying the Warrants and, if so, how. To the extent that the Delayed Draw Warrants may be issued “in any other amount” as your disclosure on pages 21, 121, 125 and 173 indicates, please revise to address the range of possibilities discussed or as currently contemplated by the parties, as well as how the terms of the Delayed Draw Notes and Warrants may interact when a definitive agreement is reached.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Sonder has expanded the disclosure regarding the Delayed Draw Note transaction on pages 21 and 255-256 to reflect the Staff’s comment. In particular, Sonder has added disclosure regarding the material terms of the Delayed Draw Note Term Sheet, notes and warrants, including the terms relating to the exercisability of the underlying Warrants. In addition, Sonder has removed references on pages 21, 128 and 176 to “in any other amount,” as the aggregate principal amount of the Delayed Draw Notes is anticipated to be $220 million and not higher than that amount.

3.

Comment: Please identify the “certain PIPE Investors” that are parties to the Delayed Draw Note Term Sheet, file the Term Sheet as an exhibit, and revise Background of the Business Combination beginning on page 173 to address negotiations over the Term Sheet.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Sonder has revised the disclosures on pages 3, 21 and 255-256 to reflect the Staff’s comment. In particular, Sonder has identified the names of the three investors in the Delayed Draw Note transaction and filed the non-binding Term Sheet as an exhibit to the Form S-4 registration statement. Additionally, Sonder has added disclosure on pages 182-183 to the Background of the Business Combination section that describes the background and negotiations regarding the Delayed Draw Note Term Sheet.

4.

Comment: We note the statement in the fee table that you assume all Rollover Options are exercised on a gross basis “as opposed to a net exercise basis, which is assumed elsewhere in this Registration Statement.” Please revise to explain the reasons for assuming gross in some instances and net in others. In this regard, clarify why your estimated number of shares to be issued when exercised on a net exercise basis exceeds your estimated number of shares to be issued when exercised on a gross basis, and explain for us the exemption from registration available for the shares underlying the Rollover Options if exercised on a net exercise basis. Please also revise to summarize the material terms of the exercise of the Rollover Options in an appropriate section of your prospectus, including but not limited to the recycling of Rollover Options.

Messrs. Dunham and Lopez November 26, 2021 Page 4

Response: The Staff’s comment is noted. The Company has revised the disclosure in the registration fee table and on pages 18-21, 125-128 and 173-176 to clarify that (i) the estimated number of shares to be issued in respect of Rollover Options when exercised on a gross basis equals 26,171,806, (ii) the estimated number of shares to be issued in respect of Rollover Options when exercised on a net exercise basis equals 14,788,561 and (iii) the estimated number of additional shares to be issued in respect of Rollover Options on a gross exercise basis represents an excess of 11,383,245 shares over the net exercise basis used to calculate the Aggregate Sonder Common Stock Consideration. In addition, the Company respectfully advises the Staff that Amendment No. 5 assumes that total outstanding shares assume Rollover Options are exercised on a net exercise basis, except with respect to the registration fee table and the redemption sensitivity and dilution tables on pages 18-21, 125-128 and 173-176. The Company believes that its calculations of outstanding shares assuming a net exercise of Rollover Options is consistent with the treasury stock method of accounting. Additionally, the Company believes that the presentation of outstanding shares assuming a net exercise of Rollover Options is appropriate to reduce investor confusion, as this methodology results in a Sonder rollover of $1,901,603,000, which is consistent with the calculation of total equity value of the Post-Combination Company disclosed to investors in prior filings with the SEC. Accordingly, except as noted above, the Company has not presented these numbers on a gross exercise basis to avoid investor confusion. However, the Company acknowledges that the gross exercise of Rollover Options may result in an additional 11,383,245 shares being issued. As a result, the Company has included these shares in the registration fee table to ensure such shares are registered, and the redemption sensitivity analysis table to highlight the potential maximum dilutive effect of shares that could be issued in connection with a gross exercise calculation. Because the maximum amount of 26,171,806 shares issuable under the Rollover Options has been registered on the Registration Statement (14,788,561 of such shares pursuant to clause “(a)” of note 1 and 11,383,245 of such shares pursuant to clause “(c)” of note 1) as disclosed in the registration fee table, as revised, the Company respectfully advises the Staff that it is of the opinion that no exemption from registration is necessary.

In addition, Sonder respectfully advises the Staff that the material terms of the exercise of the Rollover Options, including the recycling provisions, are disclosed on pages 236 (disclosure that Rollover Options are subject to their original terms under the Sonder option plans), 385-389 (disclosure on the terms of Sonder’s 2019 Plan), 389-390 (disclosure on the terms of Sonder’s Stock Option Plan) and 457-458 (disclosure on the terms of the 2021 Equity Incentive Plan and the recycling provisions).

Summary

Interests of Certain Persons in the Business Combination

Interests of the Company Initial Stockholders…, page 62

Messrs. Dunham and Lopez November 26, 2021 Page 5

5.

Comment: We note your revisions related to the Existing PIPE Investment, New PIPE Investment, Additional Sponsor Commitment and Share Surrender Agreement. Please disclose the aggregate per share price your Sponsor will have paid for its total common stock in the Post-Combination Company, consistent with your expectation that 4,000,000 shares the Sponsor will purchase in the Existing PIPE Investment will be syndicated. Please also disclose the impact on the aggregate per share price paid by the Sponsor in the event that such shares are not syndicated.

Response: The Staff’s comment is noted. As discussed above, the Sponsor has the right to assign 4,000,000 shares to be purchased under the Existing PIPE Investment, 310,500 shares to be assumed by the Sponsor in the Existing PIPE Investment, 2,789,413 shares to be purchased by the Sponsor in the New PIPE Investment and 709,711 shares to be purchased by the Sponsor in the Additional Sponsor Commitment. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 27-29, 65-66, 118-120, 157-159, 213-215 and 295-297 to reflect the weighted average per share price paid by the Sponsor with respect to the PIPE Investments and to highlight that the Sponsor may assign all of its shares to be purchased in the PIPE Investments to third parties.

The Business Combination

The Impact of the Business Combination on the Company’s Public Float, page 169

6.

Comment: We note your revisions related to ownership of the Post-Combination Company under different redemptions scenarios. Please revise to disclose your Sponsor’s aggregate ownership. It appears your Sponsor’s total ownership includes securities disclosed across portions of four different rows in the table. Please also explain your presentation of Existing PIPE Investors and New PIPE Investors separately, rather than PIPE Investors collectively, as it appears the later would aid investor understanding of the Post-Combination Company’s ownership. Please further revise your tabular disclosure of Additional Dilution Sources to include the Delayed Draw Warrants consistent with your disclosure that the Delayed Draw Warrants “could further diluter the ownership of stockholders in the Post-Combination Company.”

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 18-21, 125-128 and 173-176 (i) to reflect the Sponsor’s ownership, including as a result of its purchases in the Existing PIPE Investment, the New PIPE Investment and the Additional Sponsor Commitment in the row showing the Initial Stockholders’ ownership, (ii) to present the ownership of the PIPE Investors collectively in one row and (iii) to include the potential dilutive impact that could result from the exercise of the Delayed Draw Warrants in the Additional Dilution Sources.

Messrs. Dunham and Lopez November 26, 2021 Page 6

Recommendation of our Board of Directors…, page 181

7.	Comment: Please revise to address the extent to which the Board of Directors considered the growth projections and underlying assumptions to be reasonable given the decline in enterprise valuation.

Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the disclosure previously included in Amendment No. 4 reflects the Board’s deliberations and evaluation of the transaction in reaching its decision to approve the Merger Agreement, as amended, and recommend that the stockholders approve the Business Combination. In reaching its decision, the Board reviewed the information reasonably available to it, including (i) the process utilized to evaluate and assess other potential acquisition targets, (ii) the diligence performed by management of the Company and its advisors, (iii) the information provided by Sonder (including the projections) and reviewed by management of the Company and utilized by Moelis in the preparation of the fairness opinion delivered to the Board, and (iv) the terms and conditions of the Merger Agreement, as amended and the related ancillary agreements. As noted in the section entitled “Certain Financial Projections Provided to Our Board,” the disclosure in Amendment No. 4 states that “[t]he projections were requested by, and disclosed to, the Company and to our Board for use as a component in its overall evaluation of Sonder. Additionally, the projections were provided by us to Moelis for its use in connection with its financial analysis and opinion to our Board, as described [in the proxy statement/prospectus/consent solicitation].” The Company respectfully advises the Staff that, if the Board had determined that the projections and underlying assumptions were not reasonable (regardless of the decline in enterprise valuation for Sonder as reflected in Amendment No. 1 to the Merger Agreement), the Board and management of the Company would not have utilized such projections in making its determination, and would not have advised Moelis to utilize such projections in the preparation of its fairness opinion. The Company also notes that, notwithstanding the decline in enterprise valuation for Sonder (which, as stated on page 181, was precipitated by “prevailing conditions in the SPAC market and the desire to provide greater certainty in respect of the financing necessary to fully fund Sonder’s business plan”), Sonder has outperformed, as a whole, the projections for 2021 first presented to the Board in its earlier decision in April 2021 to enter into the Merger Agreement. Accordingly, the Company respectfully advises the Staff that it believes the additional disclosure requested by the Staff is not needed, and could potentially be misleading as it may leave the impression that there was at least some doubt by the Board as to the growth assumptions that required additional scrutiny, when none was present.

Certain Financial Projections Provided to Our Board, page 195

8.

Comment: We note the revisions related to the projections provided to your Board and Moelis, which were previously disclosed for the last three quarters of 2021 but are now disclosed for the fourth quarter of 2021. Please revise to clarify whether your projections for the fourth quarter of 2021 materially changed from those that were included in the last three quarters of 2021 and, if so, please revise to summarize these changes. In this regard we note that certain projections appear to have decreased in relative proportion to the shorter timeframe presented, while others reflect more pronounced changes. Please also include narrative disclosure summarizing any material differences between the projections previously provided to your Board and Moelis, and Sonder’s actual results for any period disclosed. For example only, it appears that your Federal NOL Ending Balance is now estimated to be approximately $58 million more in all periods estimated than indicated by your previous estimates. Additionally, please revise pages 191, 200 or where appropriate to clarify the extent to which updated projections were provided to and considered by Moelis.

Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the free cash flow projections disclosed for the fourth quarter of 2021 in Amendment No. 4 were unchanged from the free cash flow forecasts for the fourth quarter of 2021 that were included in the previous disclosure of forecasts prior to Amendment No. 1 to the Merger Agreement, which included free cash flow forecasts for the second, third and fourth quarter of 2021. Due to the availability of actual second and third quarter 2021 financial results, the disclosure in Amendment No. 4 was updated to clarify that only the fourth quarter of 2021 was used in the unlevered free cash flow forecast provided to the Board in connection with the approval of Amendment No. 1 to the Merger Agreement, as that was the only remaining quarter to “forecast” for 2021.

With respect to the Staff’s comment noting the increase in the Federal NOL Ending Balance, the increase was due to the change in the Federal NOL Beginning Balance, which was calculated based on the updated balance at September 30, 2021 and necessarily included the second and third quarter 2021 actual results. In addition, the Company respectfully advises the Staff that the disclosure in the section entitled “Sonder Performance for 2021 As Compared to the Financial Projections” commencing on page 211, sets forth material differences between the projections previously provided to the Board and Moelis, and Sonder’s actual results for any period disclosed.

Messrs. Dunham and Lopez November 26, 2021 Page 7

Furthermore, the Company respectfully advises the Staff that no additional disclosure is needed to clarify the extent to which updated projections were provided to and considered by Moelis, as the Company already discloses on page 192 that Moelis considered the forecasts described in the section titled “The Business Combination—Certain Financial Projections Provided to Our Board” in arriving at its opinion.

Material Assumptions Underlying the Financial Projections, page 199

9.

Comment: We note that the Sonder projections assume revenue growth that far exceeds growth for the historical periods presented in the filing, which appears driven by corresponding growth projections for Sonder’s Live Units & Contracted Units through 2025, while simultaneously increasing its forecasted Revenue per Available Room each year. Please revise your filing to provide more detailed disclosure of your growth assumptions, including the growth rates used, if applicable, as well as the reasons you believe these assumptions are reasonable. In this regard we note, for example, that Sonder’s actual Revenue per Available Room decreased in 2019, the period presented in which its Live Units and Contracted Units grew at the fastest pace, as well as your disclosure on the availability of suitable properties in attractive markets and increased competition for such properties, indicating that such growth rates may not be sustainable over the next five years. Please also enhance your discussion of the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of these projections, and how they were used.

Response: The Staff’s comment is noted. Pursuant to the Staff’s request, Sonder has revised the disclosure on pages 199, 202-205 and 207-208 to reflect the Staff’s comment. Sonder has provided more detailed disclosure of Sonder’s growth assumptions, how Sonder formulated such assumptions (such as projecting revenues from a ‘bottoms-up” approach rather than the use of assumed growth rates) why such assumptions are reasonable and why Sonder believes there is a reasonable chance that its growth targets can be achieved. Sonder has also included the process undertaken for both the projections and assumptions. Sonder also advises the SEC that the section entitled “Material Assumptions Underlying the Financial Projections,” commencing on page 205, describes further details regarding the assumptions used by Sonder in its financial projections, including the revised disclosure on page 207. Sonder has also added disclosure to indicate that, while the Sponsor, the Sponsor’s financial advisor and Sonder’s financial advisor reviewed the projections, the projections were prepared solely by Sonder’s internal teams.

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Messrs. Dunham and Lopez November 26, 2021 Page 8

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

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